Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 2, 2020

The Annual General Meeting of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., One Azrieli Center, Tel Aviv 6701101, Israel on September 2, 2020 at 4:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”) for the following purposes:

1.	To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year 2020 and for an additional period until the next Annual General Meeting;

2.	To approve the re-election of Prof. Avner Rotman and Mr. Samuel Moed to the Board of Directors of the Company (the “Board of Directors”), each until the third annual meeting held after the date of their appointment;

3.	To approve amendments to the Company’s Compensation Policy;

4.	To approve the grant of an annual bonus for the year 2019 for Dr. Ron Babecoff, the CEO and a director of the Company, previously approved by the Board of Directors primarily based on the achievement of milestones;

5.	To approve a plan for an annual cash bonus for the year 2020 for Dr. Ron Babecoff, the CEO and a director of the Company, based on the achievement of milestones;

6.	To approve the grant of options to purchase 82,000 American Depositary Shares (“ADSs”) of the Company to Mr. Samuel Moed, a director of the Company, for additional services related to strategic planning and subject to a vesting schedule;

7.	To approve the grant of 5,000 restricted share units to Ms. Michal Marom Brikman, a former director of the Company;

8.	To approve the acceleration of vesting of options to purchase 6,000 ADSs held by Dr. Ruth Ben Yakar upon expiration of her term of service as a director;

9.	To approve an extension of the expiration date of options to purchase a total of 9,750 ADSs that were previously granted to certain officers of the Company;

10.	To approve a change in the terms of the compensation of each of our external directors and non-management directors; and

11.	To approve an amendment to the Company’s articles of association to increase the registered share capital of the Company.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal years ended December 31, 2019.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon, at the close of business on August 3, 2020 shall be entitled to receive notice of and to vote at the General Meeting (the “Record Date”).

The Board of Directors recommends that you vote FOR each of the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, and who intend to vote their Ordinary Shares either in person or by proxy, must deliver to the Company’s offices, c/o Mr. Uri Ben Or, Chief Financial Officer, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, no later than September 2, 2020, at 10:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, c/o Mr. Uri Ben Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, so that it is received by the Company no later than August 31, 2020, at 4:00 p.m. Israel time.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than August 23, 2020. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Should no legal quorum be present one-half hour after the scheduled time, the General Meeting will be adjourned to one week from that day, at the same time and place, i.e. on September 9, 2020, at 4:00 p.m. (Israel Time) at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., One Azrieli Center, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.biondvax.com and the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 2, 2020

This Proxy Statement is furnished to the holders of ordinary shares, no par value (the “Ordinary Shares”), and to holders of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of BiondVax Pharmaceuticals Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on September 2, 2020, at 4:00 p.m. Israel time at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., One Azrieli Center, Tel Aviv 6701101, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year 2020 and for an additional period until the next Annual General Meeting;

2.	To approve the re-election of Prof. Avner Rotman and Mr. Samuel Moed to the Board of Directors of the Company (the “Board of Directors”), each until the third annual meeting held after the date of their appointment;

3.	To approve amendments to the Company’s Compensation Policy;

4.	To approve the grant of an annual bonus for the year 2019 for Dr. Ron Babecoff, the CEO and a director of the Company, previously approved by the Board of Directors primarily based on the achievement of milestones;

5.	To approve a plan for an annual cash bonus for the year 2020 for Dr. Ron Babecoff, the CEO and a director of the Company, based on the achievement of milestones;

6.	To approve the grant of options to purchase 82,000 American Depositary Shares (“ADSs”) of the Company to Mr. Samuel Moed, a director of the Company, for additional services related to strategic planning and subject to a vesting schedule;

7.	To approve the grant of 5,000 restricted share units to Ms. Michal Marom Brikman, a former director of the Company;

8.	To approve the acceleration of vesting of options to purchase 6,000 ADSs held by Dr. Ruth Ben Yakar upon expiration of her term of service as a director;

9.	To approve an extension of the expiration date of options to purchase a total of 9,750 ADSs that were previously granted to certain officers of the Company;

10.	To approve a change in the terms of the compensation of each of our external directors and non-management directors; and

11.	To approve an amendment to the Company’s articles of association to increase the registered share capital of the Company.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal years ended December 31, 2019.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on August 3, 2020 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on the Record Date, the Company had outstanding 263,216 Ordinary Shares and 11,520,566 ADSs (representing an additional 460,822,640 Ordinary Shares), each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the General Meeting, whether or not they attend. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, and who intend to vote their Ordinary Shares either in person or by proxy, must deliver to the Company’s offices, c/o Mr. Uri Ben Or, Chief Financial Officer, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, no later than September 2, 2020, at 10:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, c/o Mr. Uri Ben Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, so that it is received by the Company no later than August 31, 2020, at 4:00 p.m. Israel time.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about August 7, 2020. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Companies Law.

Quorum and Voting

The quorum required for the General Meeting consists of at least one or more shareholders who are present at the General Meeting, in person or by proxy or by proxy card or represented by their authorized persons, and who hold in the aggregate ten percent or more of the voting rights of the Company, and such presence at the General Meeting will constitute a legal quorum. Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one-half hour after the scheduled time, the General Meeting will be adjourned to one week from that day, at the same time and place, i.e. on September 9, 2020, at 4:00 p.m. (Israel Time) at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., One Azrieli Center, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

The approval of Proposals 1, 2 and 10 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes.

The approval of Proposals 3, 4, 5, 6, 7, 8 and 9 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal 11 requires the affirmative vote of at least 75% of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 3, 4, 5, 6, 7, 8 and 9 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposals as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben Or, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than August 23, 2020. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Reporting Requirements

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, the Listing Rules of The Nasdaq Stock Market require that the Company’s audit committee approve the appointment of the independent auditors.

At the General Meeting, shareholders will be asked to approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year ending December 31, 2020 and for an additional period until the next annual general meeting. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer be, and hereby is, appointed as the auditors of the Company for the year 2020 and for an additional period until the next Annual General Meeting.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 2

RE-ELECTION OF PROF. AVNER ROTMAN AND MR. SAMUEL MOED AS DIRECTORS

According to the Articles, the Company’s directors are divided into three groups with staggered three-year terms. The three-year term of service of each group of directors expires at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the third annual meeting held after the date of their appointment. The Company is proposing that each of Prof. Avner Rotman and Mr. Samuel Moed be re-elected to serve until the third annual meeting held after the date of their appointment.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of each of the nominees to hold office until the third annual general meeting as described above, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why either of the nominees, if elected, should not be able to serve as a director.

Prof. Avner Rotman and Mr. Samuel Moed have each attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position

Prof. Avner Rotman	77	Director

Mr. Samuel Moed	57	Director

Prof. Avner Rotman has served as a member of our Board of Directors since 2005 and served as chairman of our Board of Directors from 2005 until 2019. Prof. Rotman founded in 2000 and has served since then and continues to serve as the Chief Executive Officer and Chairman of the board of directors of Rodar Technologies Ltd. Prof. Rotman also founded Bio-Dar Ltd. in 1984, and served as its President and CEO from 1985 until 2000. Prof. Rotman was also the chairman of the I-Tech incubator at Kyriat Weizmann. Prof. Rotman is the founder and Chairman of the Foundation of Cardiovascular Research in Israel. Prof. Rotman holds a PhD in chemistry from the Weizmann Institute of Science in Rehovot, Israel, and an M.Sc and B.Sc in chemistry from the Hebrew University in Jerusalem, Israel.

Samuel Moed has served as a member of our Board of Directors since March 2020. Mr. Moed recently retired from Bristol Myers Squibb (“BMS”), a global biopharma company focused on innovative therapeutics, where for the past six years he served as Senior Vice President, Corporate Strategy, leading the strategic direction of the company with close linkage to all of its major businesses, functions and geographies. Previously, Mr. Moed oversaw strategy for BMS’s Worldwide Pharmaceuticals Group, encompassing a range of global strategic initiatives, and managed a global portfolio of strategic alliances. He also led a number of businesses including as President of U.S. Pharmaceuticals, and as President of Worldwide Consumer Healthcare. Mr. Moed received a Bachelor of Arts degree in history from Columbia University in New York City.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that each of Prof. Avner Rotman and Mr. Samuel Moed be re-elected to hold office as a director of the Company until the third annual meeting held after the date of his appointment.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 3

amendments to the compensation policy

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy (the “Compensation Policy”). The Compensation Policy must be approved by (i) the Board of Directors, upon recommendation of the Compensation Committee and (ii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law).

The Compensation Committee and Board of Directors of the Company have approved amendments to the Compensation Policy and recommended their approval by the shareholders. The proposed amendments to the Compensation Policy as provided in Appendix B are marked against the current Compensation Policy.

The proposed amendments to the Compensation Policy relate to the Company’s directors and officers liability insurance coverage. In recent years, there have been significant changes in the D&O insurance policy market, in particular due to an increase in class action lawsuits filed against companies with securities traded on the U.S. public markets. These changes have caused numerous leading D&O insurance providers to seek to limit their exposure to such claims, leading to significantly increased premiums for D&O insurance policies, and in particular for biopharmaceutical companies such as the Company. As a result, the Company’s Compensation Committee, followed by the Board of Directors, approved amendments to the Compensation Policy to (i) remove limitations on the maximum annual premium payable for D&O insurance coverage (the current limit is $628,000 per year) and (ii) provide that the maximum annual coverage under Company D&O insurance policies would be equal to the greater of (a) $50 million and (b) 10% of the Company’s market value based on the average closing price of the Company’s ADSs during the period from 60 days calendar prior to expiration of the relevant policy until 30 calendar days prior to such expiration. These proposed amendments would provide additional flexibility to the Company to structure its D&O insurance coverage in the event of continued changes in the D&O insurance policy market.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the amendments to the Compensation Policy described in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 4

grant of an annual bonus for the year 2019 for Dr. Ron Babecoff, the chief executive officer and a director of the Company, PREVIOUSLY APPOROVED BY the BOARD OF DIRECTORS PRIMARILY BASED ON THE ACHIEVEMENT OF MILESTONES

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company’s compensation committee, board of directors and shareholders.

The Compensation Committee and the Board of Directors of the Company have approved a 2019 bonus amount for Dr. Ron Babecoff, the Company’s Chief Executive Officer and a director, equal to nine (9) monthly salaries, in the aggregate amount of NIS 662,112 (approximately $193,883 based on the NIS-US$ exchange rate published by the Bank of Israel at the close of business on August 3, 2020). Ninety (90%) percent of the proposed 2019 bonus amount was based on Mr. Babecoff’s achievement of specific milestones for the year that had been set in advance for him by the Compensation Committee and Board, and ten (10%) percent of the proposed 2019 bonus amount was awarded at the discretion of the Board.

The Company’s Compensation Policy provides that the annual bonus for each officer should be based on measurable goals, and because ten (10%) percent of the proposed 2019 bonus amount was awarded at the discretion of the Board, the proposed bonus would not comply with the Company’s Compensation Policy.

The Compensation Committee and Board believe the 2019 bonus amount is warranted given Mr. Babecoff’s performance in 2019, including related to successful completion of patient enrollment in the Phase 3 clinical trial, the Company’s new manufacturing facility in Jerusalem and the closing of certain financing transactions during the year.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of an annual bonus for the year 2019 for Dr. Ron Babecoff, the chief executive officer and a director of the Company, equal to nine (9) monthly salaries .”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 5

annual cash bonus plan for the year 2020 for Dr. Ron Babecoff, the CEO and a director of the Company, BASED ON ACHIEVEMENT OF MILESTONES

Consistent with the Company’s Compensation Policy, and subject to the limitations set forth therein, the Company may determine an annual cash bonus plan for our chief executive officer, including the maximum annual cash bonus amounts, as well as related objectives and related weights, applicable thresholds and the formula for calculating the annual cash bonus payment.

Taking into account numerous factors, the Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the following annual cash bonus plan for the year 2020 for Dr. Ron Babecoff, the Company’s chief executive officer and a director of the Company.

Eligibility

Dr. Babecoff would be eligible to receive the cash bonus for 2020, without the need for further shareholder approval, subject to the following: (i) continuous employment of Dr. Babecoff at the Company through December 31, 2020, (ii) achievement by Dr. Babecoff of his personal objectives, or a portion thereof, as described below, and/or achievement of his special objective as described below, and (iii) the limitations of the Compensation Policy and applicable law.

Maximum Cash Bonus Amounts

The cash bonus for 2020 is comprised of a target bonus upon achievement of personal objectives and a special bonus upon achievement of a special objective.

Target Bonus

The target bonus for Dr. Babecoff for achievement of his personal objectives described below shall be six (6) monthly salaries (in the aggregate amount of NIS 448,755, or approximately $131,407 based on the NIS-US$ exchange rate published by the Bank of Israel at the close of business on August 3, 2020). If Dr. Babecoff achieves less than all of the personal objectives described below by December 31, 2020, the target bonus will be based on the relative weight of the personal objectives that were achieved.

Special Bonus

The special bonus for Dr. Babecoff for achievement of his special objective shall be an additional six (6) monthly salaries if the special objective described below is achieved by December 31, 2020.

Objectives

Personal Objectives for Target Bonus

As part of the cash bonus plan for 2020, the Compensation Committee and the Board determined certain personal objectives for Dr. Babecoff that will entitle him to a target bonus if achieved by December 31, 2020 together with an assigned weight for each personal objective. The personal objectives include execution of targets related to the Company’s Phase 3 study for its universal influenza vaccine product candidate, M-001 (which accounts for 60% of the target bonus) and manufacturing and production targets (one of which accounts for 25% of the target bonus and the other of which accounts for 15% of the target bonus).

Special Objective for Special Bonus

In addition to personal objectives, the Compensation Committee and the Board have determined a special objective for Dr. Babecoff that will entitle him to a special bonus if achieved by December 31, 2020. The special objective for Dr. Babecoff is achievement of the primary efficacy and safety endpoints of the Phase 3 clinical trial for its universal influenza vaccine product candidate, M-001.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the annual cash bonus plan for the year 2020 for Dr. Ron Babecoff, the Company’s chief executive officer and a director of the Company, as described in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 6

GRANT OF OPTIONS TO PURCHASE 82,000 ADSs OF THE COMPANY TO MR. SAMUEL MOED, A DIRECTOR OF THE COMPANY, FOR ADDITIONAL SERVICES RELATED TO STRATEGIC PLANNING AND SUBJECT TO A VESTING SCHEDULE

It is proposed to grant options to purchase 82,000 ADSs of the Company to Mr. Samuel Moed, a non-management director of the Company, for additional ongoing services performed by Mr. Moed on behalf of the Company relating to strategic planning, including plans for the potential commercialization of the Company’s universal influenza vaccine product candidate, M-001, assuming receipt of successful Phase 3 clinical trial results, and addressing regulatory aspects, economic analysis and reimbursement and marketing matters. Mr. Moed’s services include working closely with other Company personnel to liase with industry players, key opinion leaders (KOL’s), medical affairs and others advisors relating to commercialization.

The Company believes that Mr. Moed’s experience will be valuable as the Company prepares for the next stage in its development assuming receipt of successful Phase 3 clinical trial results. Mr. Moed has significant experience in strategic direction at major pharmaceutical companies. For six years, Mr. Moed served as Senior Vice President, Corporate Strategy of Bristol Myers Squibb (“BMS”), a global biopharma company focused on innovative therapeutics, leading the strategic direction of the company with close linkage to all of its major businesses, functions and geographies. Previously, Mr. Moed oversaw strategy for BMS’s Worldwide Pharmaceuticals Group, encompassing a range of global strategic initiatives, and managed a global portfolio of strategic alliances. He has also led a number of businesses including as President of U.S. Pharmaceuticals and as President of Worldwide Consumer Healthcare.

The Board of Directors approved the proposed grant of options to Mr. Moed in light of his significant contribution and anticipated future contribution to the Company. The Company believes that Mr. Moed’s work is important to the Company as it begins to focus on potential commercialization of M-001, assuming receipt of successful Phase 3 clinical trial results.

The proposal would grant to Mr. Moed options to purchase 82,000 ADSs of the Company at an exercise price equal to 130% of the average closing price of the Company’s ADSs during the 30 trading days prior to the General Meeting. The options would vest in equal annual installments during a period of three years commencing one year following the General Meeting, and the options will become fully vested, in accordance with the terms of the grant, on the third anniversary of the General Meeting. The options will have a term of 10 years.

The Company’s Compensation Policy provides that the exercise price of options granted to directors should not be less than 130% of the average closing price of the Company’s ADSs during the 30 trading days prior to the decision of the Board of Directors to approve the options grant. In addition, the Compensation Policy provides that the maximum aggregate number of options that may be granted to directors, including the Company’s external directors but not including the chairman of the Board, is two percent of the issued and outstanding capital of the Company. Because the exercise price of the proposed grant would be the average closing price of the Company’s ADSs during the 30 trading days prior to the General Meeting and the proposed option grant would result in an aggregate number of options granted to applicable directors that exceeds two percent of the outstanding capital of the Company, the proposed grant would not comply with the Company’s Compensation Policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of options to acquire 82,000 American Depositary Shares of the Company to Mr. Samuel Moed, on such terms as described in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 7

grant of 5,000 restricted share units to Ms. Michal Marom Brikman, A FORMER DIRECTOR OF THE COMPANY

It is proposed to grant 5,000 restricted share units (“RSUs”) to Ms. Michal Marom Brikman, a former director of the Company.

On April 30, 2018, the Board granted Ms. Marom Brikman options to purchase 18,000 ADSs of the Company, with such options vesting in equal annual installments of 6,000 options on each of April 30, 2019, April 30, 2020 (the “Second Tranche”) and April 30, 2021, and an exercise price of $7.9763. Under the terms of the option grant, the unvested portion of Ms. Marom Brikman’s options terminated upon termination of her service as a director on March 24, 2020, the date of the last annual general meeting of shareholders, which occurred five weeks prior to the vesting of the Second Tranche.

In light of Ms. Marom Brikman’s dedicated service to the Company commencing in 2015, including having served as chairperson of the audit and compensation committees, and the relatively small number of option grants that vested during the term of her service, the Compensation Committee and Board determined that it is fair and appropriate to provide additional equity compensation in the form of RSU’s to Ms. Marom Brikman for her service to the Company in lieu of the Second Tranche options that terminated. The number of RSUs was determined taking into account the number of Second Tranche options (6,000) and the difference between the approximate market price of the ADSs at the time of approval of the grant by the Compensation Committee and $7.9763, the exercise price of the Second Tranche options. The RSUs will vest upon grant.

The Company’s Compensation Policy provides that the vesting period of RSU’s shall be no less than three years, and that the maximum aggregate number of options that may be granted to directors, including the Company’s external directors but not including the chairman of the Board, is two percent of the issued and outstanding capital of the Company. Because the proposed RSU grant would vest immediately and would result in an aggregate number of options granted to applicable directors that exceeds two percent of the outstanding capital of the Company, the proposed grant would not comply with the Company’s Compensation Policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of 5,000 RSUs to Ms. Michal Marom Brikman on such terms as described in the Proxy Statement .”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 8

ACCELERATION OF VESTING of options to purchase 6,000 ADSs HELD BY DR. RUTH BEN YAKAR UPON EXPIRATION OF HER TERM OF SERVICE AS A DIRECTOR

The term of office of Dr. Ruth Ben Yakar as a director of the Company expires at the General Meeting. It is proposed to accelerate the vesting of options to purchase 6,000 ADSs of the Company that were previously granted to Dr. Ruth Ben Yakar and would otherwise terminate upon expiration of her term of service as a director.

On April 30, 2018, the Board granted Dr. Ben Yakar options to purchase 18,000 ADSs, with such options vesting in equal annual installments of 6,000 options on each of April 30, 2019, April 30, 2020 and April 30, 2021 (options that are to vest on April 30, 2021 called the “Third Tranche”), and an exercise price of $7.9763. Under the terms of the option grant, the unvested options terminate upon expiration of Dr. Ben Yakar’s term of service as a director at the General Meeting.

In light of Dr. Ben Yakar’s dedicated service to the Company commencing in 2016, including having served as a member of the audit and compensation committees, and the relatively small number of option grants that vested during the term of her service, the Compensation Committee and Board believe it is fair and appropriate to approve the immediate vesting of options to purchase 6,000 ADSs that were granted to Dr. Ben Yakar as part of the Third Tranche. All other terms and conditions of the options would remain the same.

The Company’s Compensation Policy provides that the vesting period of options shall be no less than three years. Because the acceleration of the unvested options would cause those options to vest over a period of less than three years, the proposed acceleration would not comply with the Company’s Compensation Policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the acceleration of vesting of options to purchase 6,000 ADSs held by Dr. Ruth Ben Yakar upon expiration of her term of service as a director.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 9

EXTENSION OF OPTIONS TO PURCHASE A TOTAL OF 9,750 ADSs OF THE COMPANY PREVIOUSLY GRANTED TO CERTAIN OFFICERS OF THE COMPANY

On July 7, 2010, the Company granted options to purchase an aggregate of 9,750 ADSs (the “Options”) to certain of the Company’s officers, including options to exercise 1,250 ADSs granted to Mr. Uri Ben Or, the Company’s Chief Financial Officer, options to exercise 7,500 ADSs granted to Dr. Tamar Ben Yedidia, the Company’s Chief Scientist, and options to exercise 1,000 ADSs granted to Dr. Ester Abramov, the Company’s QA Manager (together, the “Granted Officers”). The Options had an exercise price of NIS 1.325 per ordinary share (an exercise price of approximately $15.54 per ADS based on the NIS-US$ exchange rate published by the Bank of Israel at the end of business on July 31, 2020) and an expiration date of July 7, 2020.

In order to incentivize the Granted Officers, and to reward them for their dedication and commitment to the Company, the Compensation Committee and the Board of Directors believe it is in the best interest of the Company to approve the extension of the exercise period of the Options for one year until July 7, 2021. All other terms and conditions of the Options would remain the same.

The Company’s Compensation Policy provides that the term of options shall not exceed 10 years. Because the extension of the options would cause the Options to have a term in excess of 10 years, the proposed extension would not comply with the Company’s Compensation Policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the extension of the exercise period of options to purchase a total of 9,750 ADSs previously granted to Mr. Uri Ben Or , Dr. Tamar Ben Yedidia and Dr.. Ester Abramov, each until July 7, 2021, with all other terms remaining unchanged.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL

PROPOSAL NO. 10

change in the terms of the compensation of each of our external directors and non-management directors

On March 24, 2020, shareholders approved the same compensation for all our current and future external directors and non-management directors (other than our chairman) (collectively, the “Independent Directors”) consisting of: (i) an annual cash payment of NIS 26,080 (representing a quarterly cash payment of NIS 6,520), (ii) a cash payment of NIS 1,245 for attendance at each meeting of the Board of Directors and at each of its committees, (iii) a cash payment of NIS 747 for attendance at each meeting of the Board of Directors and at each of its committees by teleconference, and (iv) a cash payment of NIS 622.50 for each written consent of the Board of Directors and each of its committees.

In accordance with the shareholders’ approval, we pay the same cash compensation to all our Independent Directors, whether or not they are external directors.

The Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the following amendments to the compensation paid to our Independent Directors for participation at each meeting of the Board of Directors and at each of its committees:

●	Increase cash payments to our Independent Directors for attendance at each meeting of the Board of Directors and at each of its committees by teleconference or other electronic means to be the same compensation paid for attendance in person, retroactive to March 1, 2020;

●	Increase cash payments to our Independent Directors for attendance at each meeting of the Board of Directors and at each of its committees whether in person or by teleconference or other electronic means by 25% from NIS 1,245 to NIS 1,556.25, retroactive to March 1, 2020; and

●	Increase cash payments to our Independent Directors for participation at each meeting of the Board of Directors and at each of its committees whether in person by teleconference or other electronic means by the following additional amount if and when certain conditions are met:

-	an additional 25% from NIS 1,556.25 to NIS 1,867.50 if and when the primary efficacy and safety endpoints in the ongoing Phase 3 clinical trial of the Company’s product candidate, M-001, are achieved; or

-	an additional 15% from NIS 1,556.25 to NIS 1,743 if and when only the secondary endpoint in the ongoing Phase 3 clinical trial of the Company’s product candidate, M-001, is achieved.

In addition to the amendments to the cash payments described above, the Compensation Committee and the Board have approved and ratified, and are recommending that the shareholders approve and ratify, reasonable reimbursement of expenses incurred by our Independent Directors in connection with their service as directors and preparation therefor, including expenses accrued to date.

No other changes are being proposed to the compensation terms of our Independent Directors, and the annual cash payment of NIS 26,080 (representing a quarterly cash payment of NIS 6,520) and cash payment of NIS 622.50 for each written consent of the Board or Board committee shall remain the same.

In accordance with the “relative compensation” track for external directors under with the Companies Law Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies with Securities Listed for Trade on Stock Exchange Outside of Israel), 5760-2000, any changes to the compensation of the Company’s non-management directors approved by shareholders under Israeli law will also apply to our external directors.

The Compensation Committee and Board believe that the proposed changes in the terms of the compensation of the Independent Directors are necessary to attract and retain qualified directors.

The proposed compensation is in accordance with our Compensation Policy and in accordance with the regulations promulgated under the Companies Law.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the change in the terms of the compensation of each of our external directors and non-management directors as described in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 11

AMENDMENT TO COMPANY’S ARTICLES OF ASSOCIATION TO INCREASE THE REGISTERED SHARE CAPITAL OF THE COMPANY

The Company’s registered share capital currently consists of 600,000,000 Ordinary Shares no par value. As of July 31, 2020, the Company had approximately 104,502,898 Ordinary Shares (the equivalent of approximately 2,612,572 ADSs) available for future issuance after taking into account the shares available for issuance under outstanding option grants, with the ordinary shares available for future issuance representing approximately 17.4% of the Company’s current registered share capital.

The Board of Directors recommends that the shareholders approve an amendment to the Company’s Articles of Association increasing the registered share capital of the Company by an additional 100,000,000 Ordinary Shares (the equivalent of 2.5 million ADSs) such that the total registered share capital of the Company would consist of 700,000,000 Ordinary Shares, no par value (the equivalent of 17.5 million ADSs). The Board of Directors believes that the proposed increase in the Company’s registered share capital is necessary to ensure that the Company will have sufficient registered share capital available to pursue opportunities that may arise in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional shares to raise capital for the Company’s business, to execute potential acquisitions, to grant in connection with potential strategic relationships, or to make future grants under the Company’s 2018 Israeli Share Option Plan.

If approved, the first sentence of Section 11 of the Articles shall be revised to read as follows: “The Company’s registered share capital is 700,000,000 Ordinary Shares, no par value (the “Shares” or the “Ordinary Shares”).”

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s Articles of Association increasing the registered share capital of the Company from 600,000,000 Ordinary Shares, no par value, to 700,000,000 Ordinary Shares, no par value.”

The affirmative vote of at least 75% of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no other business to be transacted at the General Meeting, but, if any additional matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Mark Germain

Chairman of the Board of Directors

Dated: August 5, 2020

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to BiondVax Pharmaceuticals Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company’s shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company’s special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company’s most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name:	Signature:

Date:

[1]	As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

[2]	As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

[3]	As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

Appendix B

Amendments to the Remuneration Policy for Company Officers

4.5.	Personal liability protections and reduction of personal risk

Since the Company officers, including directors, CEOs and other senior executives, may be exposed to lawsuits due to actions they performed as part of their duties, with the intention of protecting officers and enabling them to act freely in the interests of the Company and the promotion of its goals, without fear of lawsuits, and out of desire to attract high quality candidates to serve as Company officers, the Company acts according to the provisions of the law and protects the Company officers, for operating as Company officers, by granting indemnification documents and insurance policy coverage.

(a)	Insurance: All the Company officers will be entitled to be included in an officers’ liability insurance policy according to the provisions of the law (Israeli and/or American). The Company will be authorized to enter into an agreement with insurers in order to secure ~~the insurance coverage aforementioned, in exchange for an annual premium (for all the Company officers), which will not exceed $628,000 (considering the required extensions needed for raising funds in the United States)~~ a maximum annual coverage under officers’ liability insurance policies equal to the greater of (a) $50 million, and (b) 10% of the Company’s market value (based on the average closing share price of the Company’s American Depositary Shares on Nasdaq during the period from 60 calendar days to 30 calendar days prior to expiration of the previous officers’ liability insurance policies).

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